Steven Glauberman Becker & Poliakoff, LLP 45 Broadway, 17th Floor New York, New York 10006 Email: sglauberman@beckerlawyers.com Phone: (212) 599-3322 Fax: (212) 557-0295

March 9, 2023	VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attention:	Mr. Dale Welcome

Mr. Martin James

Re:	Planet Green Holdings Corp.

Form 10-K/A for the Fiscal Year Ended December 31, 2021

Filed February 6, 2023

File No. 001-34449

To the Reviewing Staff Members of the Commission:

On behalf of our client, Planet Green Holdings Corp., a Nevada company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 17, 2023 on the Company’s Form 10-K/A for the Fiscal Year Ended December 31, 2021 on February 6, 2023 (the “Form 10-K/A”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 2 to the Form 10-K (the “Form 10-K/A No. 2”) via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Form 10-K/A No. 2 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 10-K/A No. 2.

Form 10-K/A for the Fiscal Year Ended December 31, 2021

Item 1. Business

Overview of Our Business, page 2

1.	You disclose that “as of December 31, 2021, our WFOE owns [ ] to the VIEs.” We remind you to quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer in future annual filings. Your disclosure should clearly indicate whether or not any transfers, dividends, or distributions have been made to date.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 2 in accordance with the Staff’s instructions.

VIE Arrangements, page 6

2.	Please revise future annual filings to clarify in the first paragraph that the company is the primary beneficiary of the VIEs for accounting purposes.

Response: The Company acknowledges the Staff’s comment and confirms that we revise future annual filings to clarify in the first paragraph that the Company is the primary beneficiary of the VIEs for accounting purposes.

Financial Information Related to the VIEs, page 8

3.	We note that you presented consolidating financial statements as of, and for the year ended, December 31, 2021. In the future annual filings, please present consolidating financial statements as of the same dates and for the same periods for which audited consolidated financial statements are required.

Response: The Company acknowledges the staff’s comments and confirms that the Company will present consolidating financial statements as of the same dates and for the same periods for which audited consolidated financial statements are required.

Cash Flows through Our Organization, page 10

4.	We note the revisions to your disclosure on page 10. Please revise future annual filings to provide disclosure with respect to all transfers, distributions, or dividends; and not limited to only those during the most current year then ended.

Response: The Company acknowledges the Staff’s comments and respectfully advises that the Company will provide disclosure with respect to all transfers, distributions, or dividends; and not limited to only those during the most current year then ended.

Audited Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Enterprise-wide Disclosure, page F-11

5.	We note your response to prior comment 5. Notwithstanding your determination that you consider yourself to operate within one reportable segment, please revise future annual filings to also provide the entity-wide disclosures required by ASC 280-10-50-38 through 50-42.

Response: The Company notes the Staff’s comment, and in response thereto, respectfully advises the Staff that in the future filing the Company will provide the entity-wide disclosures required by ASC 280-10-50-38 through 50-42.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel Bill Huo, Esq. or Steven Glauberman, Esq. of Becker & Poliakoff LLP at bhuo@beckerlawyers.com or sglauberman@beckerlawyers.com.

Very truly yours,

By:	/s/ Steven Glauberman
Name:	Steven Glauberman